SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-16411
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NEWPORT NEWS SHIPBUILDING
SAVINGS (401(k)) PLAN FOR
UNION ELIGIBLE EMPLOYEES
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Newport News Shipbuilding
Savings (401(k)) Plan For
Union Eligible Employees
Financial Statements as of December 31, 2007 and 2006,
And for the Year Ended December 31, 2007, and
Supplemental Schedule as of December 31, 2007 and
Report of Independent Registered Public Accounting Firm

NEWPORT NEWS SHIPBUILDING SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
TABLE OF CONTENTS

	Page	(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	6
Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	7
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2007	10
SIGNATURES	11
EXHIBIT:
Consent of Independent Registered Public Accounting Firm (Exhibit 23)	12
NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
Newport News Shipbuilding Savings
(401(k)) Plan for Union Eligible Employees:
We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 25, 2008

NEWPORT NEWS SHIPBUILDING SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments, at fair value:
Registered investment company funds	$68,169,982	$53,390,074
Common/collective trust fund	14,886,695	14,013,360
Loans receivable from participants	6,879,268	5,101,887
Northrop Grumman Corporation common stock fund	2,465,521	1,214,123

Total investments	92,401,466	73,719,444

Receivables:
Participant contributions	—	184,938
Employer contributions	—	75,049

Total receivables	—	259,987

NET ASSETS AVAILABLE FOR BENEFITS	$92,401,466	$73,979,431

See notes to financial statements.

NEWPORT NEWS SHIPBUILDING SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

INVESTMENT INCOME:
Net appreciation in fair value of investments	$1,937,702
Dividends and interest	2,970,284

Total investment income	4,907,986

CONTRIBUTIONS:
Participant	12,668,426
Employer	5,152,783

Total contributions	17,821,209

Total additions	22,729,195

DEDUCTIONS:
Benefits paid to participants	(4,244,518)
Administrative expenses	(62,642)

Total deductions	(4,307,160)

INCREASE IN NET ASSETS	18,422,035
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	73,979,431

End of year	$92,401,466

See notes to financial statements.

NEWPORT NEWS SHIPBUILDING SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Newport News Shipbuilding Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General — The Plan was established by Newport News Shipbuilding, Inc. (the “Company”), effective July 26, 1999, as a defined contribution 401(k) plan that provides for tax-deferred savings. Effective June 7, 2004, the Plan was amended to add a company match feature. On November 7, 2001, the Company was acquired by and became a wholly-owned subsidiary of Northrop Grumman Corporation (“NGC”), and it became a member of the NGC controlled group (the “Controlled Group”). Effective October 1, 2005, the Plan was amended to become a profit-sharing plan with both a defined contribution 401(k) plan and an employee stock ownership plan (“ESOP”) that provides for tax-deferred savings. All of the Plan’s investments are participant-directed. Both the savings and the ESOP features are reported within the Plan’s financial statements. The Benefit Plan Administrative Committee of NGC controls and manages the operation and administration of the Plan.

Eligibility — All union employees of the Company with at least 90 days of continuous service are eligible to participate in the Plan.

Contributions — Plan participants may contribute between 1 percent and 30 percent of eligible compensation, on a tax-deferred (pre-tax) basis through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. The Company makes employer matching contributions to the Plan for participants covered under the terms of the Basic Labor Agreement between the Company and the United Steelworkers of America and its Local 8888, the International Union, Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451 and the International Association of Fire Fighters and its Local I-45 (the “Basic Labor Agreement”). Such employer matching contributions are 100 percent of the first 2 percent of the participant’s pre-tax contributions and 50 percent of the next 2 percent of the participant’s pre-tax contributions for the year ended December 31, 2007. Additional matching contributions will be effective for payroll periods beginning in November 2008 in accordance with the Basic Labor Agreement. All Plan contributions are subject to the limitations prescribed by the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution, any employer matching contributions, an allocation of the Plan’s earnings or losses, and charged with withdrawals and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting — Plan participants are immediately 100 percent vested in their own contributions. Employer matching contributions will become 100 percent vested upon the earlier of either the participant’s attainment of two years of credited service as defined in the plan document or normal retirement age (age 62). Full vesting of employer matching contributions also occurs upon termination of employment within the Controlled Group due to death, total disability or a “reduction in force” as defined in the Basic Labor Agreement.

Investment Options — Upon enrollment in the Plan, participants may direct their contributions in 1 percent increments to any of the 12 investment options described in the plan document. Participants may change their investment options on a daily basis.

Participant Loans — Participants may borrow from their fund accounts with loans of a minimum of $500 up to a maximum of 50 percent of their vested account balance or $50,000. Loan terms range from one to four and a half years, are secured by the assignment of the participant’s vested interest in the Plan, and bear interest at a rate of prime plus 1 percent. Repayments are made through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence).

Payment of Benefits — Distributions are generally made in a single lump sum payment as soon as practicable following termination of service, including layoff. However, a terminated participant under the age of 62 whose vested account balance exceeds $1,000 must consent to the distribution of his or her account balance prior to the date the participant attains age 62. Interests in the Northrop Grumman common stock fund will be distributed in accordance with the ESOP plan provisions.

Withdrawals — A participant may withdraw all or a portion of his or her vested account balance for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the plan document). Hardship withdrawals can be made once a year. Withdrawals are limited to the amount of a participant’s account balance net of any loan balances outstanding.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment company funds, common/collective trust funds and corporate securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Guidance — Effective January 1, 2008, the Plan will adopt the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements for its financial assets and liabilities. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date. The Plan’s management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by Wachovia National Bank (“Wachovia”), the Plan’s Trustee. The shares of registered investment company funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Securities traded on a national securities exchange, including investments in common and preferred stock, are valued at their quoted market prices at the end of the plan year. Securities that have no quoted market price are presented at their estimated fair values. Participant loans are valued at the outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Brokerage commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of a security are added to the cost of the security or deducted from the proceeds of the sale or other disposition thereof, as appropriate.

Expenses — Administrative expenses of the Plan may be paid by the Plan, the Company or NGC as provided in the plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2007 and 2006.

3.	INVESTMENTS
     The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, are as follows:

	2007	2006
Evergreen U.S. Treasury Money Market Fund	$29,916,075	$22,849,285
Enhanced Stock Market Fund of Wachovia	14,886,695	14,013,360
Dodge & Cox Stock Fund	7,510,222	6,443,611
American Europacific Growth Fund	6,901,120	4,495,845
Janus Mid Cap Value Fund	5,211,835	4,314,802
Fidelity U.S. Bond Index Fund	4,951,573	4,435,679
The net appreciation in fair value of investments (including investments bought and sold, as well as held during the year) for the year ended December 31, 2007, is as follows:

Registered investment company funds	$920,417
Common/collective trust funds	832,316
Northrop Grumman Corporation common stock fund	184,969

Net appreciation in fair value of investments	$1,937,702

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Northrop Grumman Corporation common stock fund, which holds shares of NGC common stock. A significant decline in the market value of NGC’s common stock would significantly affect the net assets available for benefits. NGC is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of registered investment company funds and a common/collective trust fund managed by Wachovia and, therefore, these transactions also qualify as party-in-interest transactions. The Plan paid $62,642 to the Trustee in fees for the year ended December 31, 2007. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

5.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants become 100 percent vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter, dated September 9, 2003, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. Management believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
* * * * * *

NEWPORT NEWS SHIPBUILDING SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(b)	(c)	(d)	(e)
Identity of Issue, Borrower,			Current
Lessor or Similar Party	Description of Investment	Cost	Value
Registered Investment Company Funds
* Evergreen Treasury Money Market	U.S. Treasury Money Market Fund	**	$29,916,076
Dodge and Cox Stock Fund	Stock Fund	**	7,510,222
American Europacific Growth Fund	Europacific Growth Fund	**	6,901,120
Janus Mid Cap Value Fund	Mid Cap Value Fund	**	5,211,835
Fidelity U.S. Bond Index	U.S. Bond Index Fund	**	4,951,573
* Evergreen Omega Fund	Omega Fund	**	4,040,685
Morgan Stanley Institutional Fund Trust	Institutional Small Cap Value Fund	**	2,833,298
Van Kampen Equity and Income Fund	Equity and Income Fund	**	2,789,898
Van Kampen Strategic Growth Fund	Emerging Growth Fund	**	2,042,960
* Evergreen U.S. Government Fund	U.S. Government Fund	**	1,972,315

			68,169,982

Common/Collective Trust Funds
* Enhanced Stock Market Fund of Wachovia	Enhanced Stock Market Fund	**	14,886,695

Loans Receivable from Participants
Plan participants	Participant loans (maturing 2008 to
	2012 at interest rates ranging from
	5.0 percent to 10.5 percent)	**	6,879,268
Northrop Grumman Corporation Common Stock Fund
* Northrop Grumman Corporation	126,380 shares of NGC common stock	**	2,465,521

Total assets			$92,401,466

*	Party-in-interest

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWPORT NEWS SHIPBUILDING SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES
	By:	/s/ Ian Ziskin
Dated: June 26, 2008		Ian Ziskin
Chairman, Benefit Plan Administrative Committee